Exhibit 99.3

Nano Dimension Invites Retail Shareholders to a General Q&A Session via SAY Technologies Platform

Opportunity to Pose Questions Directly to Management
via New Investor Engagement Platform

Waltham, Mass., Aug. 17, 2023 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, today announced that its retail shareholders are invited to submit questions for the first general Q&A session on the SAY Technologies platform, introducing a new way for investors to engage with the Company.

Registered retail shareholders can submit and upvote questions on the Q&A platform, from August 17th at 8:00 a.m. ET through August 23rd at 4:00 p.m. ET. Questions to management are welcomed on topics including Nano Dimension’s:

o	Corporate strategy future value creation

o	M&A

o	Innovation and technology development

o	Other topics

The leadership team will provide written answers to a selection of questions from registered retail shareholders beginning on August 24th, 2023 at 4:00 p.m. ET.

To submit questions, please visit and register here.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics manufacturing machines enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing. For more information, please visit www.nano-di.com.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Investor Relations | ir@nano-di.com

NANO DIMENSION MEDIA CONTACTS

Kal Goldberg / Bryan Locke / Kelsey Markovich | NanoDimension@fgsglobal.com